Mail Stop 3561

March 26, 2008

Douglas D. Hommert
Executive Vice President
FutureFuel Corporation
8235 Forsyth Blvd., 4th Floor
Clayton, MO 63105

>   **Re: FutureFuel Corporation**
>   **Form 10-12G/A**
>   **Filed February 29, 2008**
>   **File No. 0-52577**

Dear Mr. Hommert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G/A2 filed February 29, 2008

Selected Financial Data, page 45

1. We reviewed your response to our prior comment 3, noting your assertion that FutureFuel Chemical Company f/k/a Eastman SE, Inc. ("FutureFuel Chemical") is not the predecessor of the Registrant, FutureFuel Corp. Considering FutureFuel Corp. succeeded the business of FutureFuel Chemical, FutureFuel Chemical is considered the FutureFuel Corp.'s predecessor. This is consistent with your financial statements provided within this registration statement and within the context of Item 301(a) of Regulation S-K. Based on the foregoing, the comment

    will be reissued. In accordance with Item 301(a) of Regulation S-K, please revise your selected financial data to include data for each of the last five fiscal years for you and your predecessors.

2. In order to provide comparative results to prior periods, we note you presented combined results of the successor for the year ended December 31, 2006 plus those of the predecessor for the ten months ended October 31, 2006. In effect, you are presenting a full year of results of Viceroy plus those of the operating company, FutureFuel Chemical. The Staff will not object to such presentation, provided disclosure here, throughout your registration statement (e.g MD&A) and in your Exchange Act filings is enhanced. Specifically, (i) disclose your basis for presenting the combined results (e.g. for comparative purposes), (ii) quantify the operations of Viceroy in relation to your predecessor (e.g. Viceroy generated $xx in interest income, $yy in expenses during the combined period which are included in the combined results) and (iii) indicate that amounts referred to in your discussion and presented in tables in your MD&A (e.g. cash flow information on page 54) will not agree to your financial statements due to your basis of presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

3. It appears that your tabular disclosure for the year-ended December 31, 2006 and for the three months ended March 31, 2007 does not agree to the associated statements of cash flows. Please reconcile. In addition, please appropriately label your columns as either predecessor or successor.

FutureFuel Corp.

Consolidated Financial Statements

Consolidated Statements of Operations, page 94

4. In order to enhance an investor's understanding, please revise the face of your statements of operations for each period presented to present the material components of selling, general and administrative expenses. In this connection, revise MD&A to provide an analysis of these components consistent with the revisions made to your statements of operations.

Consolidated Statements of Changes in Stockholders' Equity, page 96

5. It appears that you are presenting the proceeds from your July 12, 2006 unit offering net of the distribution to stockholders who redeemed their shares. In

order to provide additional transparency, please revise to present these transactions as separate line items in your statement of stockholders' equity.

Notes to Consolidated Financial Statements

Note 3 – Significant Accounting Policies

General

6. Please revise to disclose your basis of presentation for your financial statements. Specifically, disclose that your results for the fiscal year December 31, 2006 include (i) the operations of Viceroy Acquisition Corporation ("Viceroy") from January 1, 2006 through October 31, 2006 and (ii) from November 1, 2006 through December 31, 2006 include both Viceroy and FutureFuel Chemical Company.

Revenue Recognition, page 107

7. We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers). In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Form 10-Q for the Quarter Ended September 30, 2007

Item 4 – Controls and Procedures, page 24

8. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please confirm that in future Exchange Act filings you will revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

9. In accordance with Item 308(c) of Regulation S-K, please confirm that in future Exchange Act filings you will disclose any change in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Other Exchange Act Filings

10. Please revise your other Exchange Act filings, as necessary, to conform to comments above.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director